EXHIBIT 99.1

   CAI WIRELESS SYSTEMS, INC. COMMON STOCK TO BE LISTED ON THE NASDAQ
                          SMALLCAP MARKET{ SM}


     Albany, NY, January 7, 1998 - CAI Wireless Systems, Inc. ("CAI") (Nasdaq: CAWS) announced today that beginning January 8, 1998, its Common Stock will be listed on the Nasdaq SmallCap Market{SM} and will continue to be listed under the trading symbol "CAWS."

     The Common Stock of CAI is currently listed on the Nasdaq National Market<reg-trade-mark> ("NNM"). As previously reported by CAI, its listing on the NNM had been under review by Nasdaq as a result of CAI's being out of compliance with the net tangible asset listing requirement. On January 6, 1998, the Nasdaq informed CAI that it had completed its review of CAI's NNM listing and had concluded that CAI's Common Stock listing would be transferred to the Nasdaq SmallCap Market{SM} effective January 8, 1998.

     In connection with the decision, Nasdaq informed CAI that it would waive the $4.00 per share initial inclusion bid price requirement, but that CAI would be required to maintain compliance with the $1.00 per share bid price maintenance requirement for the period from January 8 through January 20, 1998. Failure to maintain such bid price would result in immediate delisting from the Nasdaq SmallCap Market.{ SM} Continued listing on the Nasdaq SmallCap Market{SM} will be subject to CAI's completion of a new listing application and continued satisfaction of the maintenance criteria for such market.

     CAI, based in Albany, operates six analog-based wireless systems in New York City, Rochester and Albany, NY; Philadelphia, PA; Washington, DC; and Norfolk/Virginia Beach, VA, and provides Internet access services in Boston, Rochester and New York City. CAI also owns a portfolio of wireless channel rights in eight additional markets, including Long Island, Buffalo and Syracuse, NY; Providence, RI; Hartford, CT; Boston, MA; Baltimore, MD; and Pittsburgh, PA. CAI is the holder of approximately 51% of CS Wireless Systems, Inc., an MMDS operator based in Plano, TX.